May 20, 2019

Ted Angus
General Counsel
AssetMark Financial Holdings, Inc.
1655 Grant Street, 10th Floor
Concord, California 94520

       Re: AssetMark Financial Holdings, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 23, 2019
           CIK No. 0001591587

Dear Mr. Angus:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted April 23, 2019

Strong Asset Growth, page 8

1. Revise to disclose the purchase price for the April, 2019 acquisition. Prospectus Summary
Continue to Pursue Strategic Transactions, page 10

2. Revise to disclose whether there are any current plans, arrangements, or understandings with regard to any future acquisitions.
 Ted Angus
FirstName LastNameTed Angus
AssetMark Financial Holdings, Inc.
Comapany NameAssetMark Financial Holdings, Inc.
May 20, 2019
May 20, 2019 Page 2
Page 2
FirstName LastName
Our Controlling Stockholder, page 11

3. Please revise to include an organizational chart of your corporate structure now and after the restructuring.
Risk Factors
Risks related to our business and operations
We are subject to liability for losses that result from a breach of our fiduciary duties , page 22

4. Please revise to clarify whether you have been subject to material liabilities as a result of a breach of your fiduciary duties in the past.
Principal, employee or third-party provider misconduct could expose us to significant legal liability and reputational harm , page 26

5. Please revise to clarify whether you have experienced material legal liability or reputational harm as a result of employee or third-party provider misconduct in the past. If so, and if material, please also quantify the amount by which such past fraudulent activities have increased your costs.
We are exposed to data and cyber-security risks that could result in data breaches, service interruptions, harm to our reputation...., page 27

6. Please clarify whether you have experienced any of the referenced types of breaches.
         Refer to CF Disclosure Guidance: Topic No. 2.
Risks related to our common stock and this offering
Management may apply our net proceeds from this offering to uses that do not increase our market value or improve our operating results, page 43

7. Revise this risk factor to disclose your current return on equity, your current equity position and your expected equity position after the offering.
Use of Proceeds, page 49

8. We note your disclosure of intended uses for proceeds is limited to "general corporate purposes." Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, to the extent known. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. You may also reserve the right to change the use of proceeds as indicated in instruction 7 to Regulation S-K Item 504. Also please note that Instruction 6 to Item 504 requires additional disclosure regarding proceeds that may be used to finance acquisitions of other businesses. Refer to Item 504 of Regulation S-K and Instruction 7 to
         Item 504.
 Ted Angus
FirstName LastNameTed Angus
AssetMark Financial Holdings, Inc.
Comapany NameAssetMark Financial Holdings, Inc.
May 20, 2019
May 20, 2019 Page 3
Page 3
FirstName LastName
Capitalization, page 51

9. We note that you show the AssetMark Holdings LLC units as "not meaningful" in the
         "Actual" column of your AssetMark Financial Holdings, Inc. capitalization table. Your disclosures, however, indicate that the units are for AssetMark Holdings LLC, not
         AssetMark Financial Holdings, Inc. Please advise or revise to remove the units from the
         "Actual" column.
Management's discussion and analysis of financial condition and results of operation, page 56

10. We note that some adjustments to arrive at your adjusted EBITDA do not appear to have any corresponding discussion within your MD&A (or elsewhere); for example, strategic initiatives, reorganization / integration of your Operation, Technology and Retirement functions, re-evaluation of outstanding contractor trail liability, etc. Please revise your disclosures to include discussion of adjustment items within your MD&A and elsewhere, as appropriate. Ensure that your discussion clearly explains and provides context for each item (e.g., definition of "outstanding contractor trail liability"). Key Operating Metrics, page 59

11. We note your presentation of adjusted EBITDA and adjusted net income on pages 59, 61 and 63. Please revise here and elsewhere in the filing where they are referenced to clearly label and identify them as Non-GAAP measures.
12. We note your disclosure on page 59 that you have both assets under management
         ("AUM") and assets under administration ("AUA"). Please revise your disclosures quantify how much of your platform assets are in each category for all periods presented in your financial statements. In addition, for AUM, please enhance your disclosures here and/or elsewhere in the filing to provide more granular details, such as AUM (and roll-
         forwards) by asset class or asset type, and weighted average fee rates with narrative explaining significant trends.
Net flows and market impact net of fees, page 60

13. Please tell us and revise your disclosures to state whether your assets under management flows have any significant impact from foreign currency exchange adjustments and explain what they are, if material.
Adjusted EBITDA, page 61

14. We note your adjustments to arrive at adjusted EBITDA. Please revise to eliminate the term "one-time" from the description of your adjustments and instead make the names more clear and specific to the items being adjusted.
15. Please tell us how you concluded that the adjustments below are consistent with guidance in Item 10(e) of Regulation S-K. See also Question 102.03 of the Non-GAAP C&DI.
 Ted Angus
FirstName LastNameTed Angus
AssetMark Financial Holdings, Inc.
Comapany NameAssetMark Financial Holdings, Inc.
May 20, 2019
May 20, 2019 Page 4
Page 4
FirstName LastName
         Include in your response specificity regarding the nature and circumstances around your adjustments. In addition, provide enough detail in the footnotes accompanying your reconciliations for readers to understand how and why each item is non-recurring.
           Strategic initiatives
           One-time settlement costs
           Contractor Liability costs
           Acquisition spend
           One-time professional fees
           Other one-time costs

Revenue, page 64

16. Please tell us, and revise your accounting policy disclosures to clarify as necessary, whether your revenues include any significant performance based fees or carried interest.
Forum Selection, page 122

17. Your forum selection provision seems to apply to federal securities law claims.
         Please revise here to disclose the related risks to security holders and to include a more thorough description of the provision, including any uncertainty about enforceability.
Report of KPMG LLP, Independent Registered Public Accounting Firm, page F-2

18. We note from the reports of your independent registered public accounting firms that
         KPMG LLP has served as your auditor since 2007, yet Crowe LLP was engaged to audit the 2017 financial statements. Please tell us the circumstances and rationale that resulted in this fact pattern.
Consolidated Statements of Income and Comprehensive Income, page F-5

19. We note that you do not present earnings per share within your consolidated statement of income. Please revise to present earnings per share and related disclosures pursuant to
         ASC 260-10-50 or clarify why earnings per share is not presented. Notes to the Consolidated Financial Statements
(2) Summary of Significant Accounting Policies
Revenue Recognition, page F-13

20. We note your presentation of asset-based expenses, spread expenses, and net revenue within your Consolidated Statements of Income and Comprehensive Income on page F-
         5, as well as your related policy and asset-based expense footnote details. Please tell us how you concluded that your presentation of net revenue is appropriate under ASC 606.
         Include in your response a discussion of whether or how you considered gross versus net
 Ted Angus
AssetMark Financial Holdings, Inc.
May 20, 2019
Page 5
         presentation of fee revenues.
(9) Shareholders' Equity, page F-22

21.      We note your discussion of AssetMark Holdings LLC units in Notes 9 and
10. Please tell
         us, and, if appropriate, revise your disclosures to clarify how this information impacts
         AssetMark Financial Holdings, Inc. and its financials, given that the units are at the
         AssetMark Holdings LLC level.
General

22. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.


       You may contact Lory Empie at 202-551-3714 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameTed Angus                                    Sincerely,
Comapany NameAssetMark Financial Holdings, Inc.
                                                               Division of
Corporation Finance
May 20, 2019 Page 5                                            Office of
Financial Services
FirstName LastName